Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Bridgeline Digital, Inc. on Form S-3 of our report dated December 27, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Bridgeline Digital, Inc. as of September 30, 2019 and 2018 and for the years then ended appearing in the Annual Report on Form 10-K of Bridgeline Digital Inc. for the year ended September 30, 2019.  We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Boston, MA

June 11, 2020